June 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:       Office of Filings, Information & Consumer Services

Re:	Fifth Third Funds (the “Registrant”)
(Registration Nos. 33-24848 and 811-05669)
Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Registrant hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “1933 Act”) the withdrawal of Post-Effective Amendment No. 74 under the 1933 Act and Amendment No. 75 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A which was filed as EDGAR submission type 485APOS with Securities and Exchange Commission on November 10, 2011 (Accession No. 0001209286-11-000814) for the purpose of adding one additional series to the Registrant, namely, the Fifth Managed Account Shares Income Fund (the “Fund”).

Please note that the Registrant filed (i) Post-Effective Amendment No. 77 under the 1933 Act and Amendment No. 78 under the 1940 Act, (ii) Post-Effective Amendment No. 78 under the 1933 Act and Amendment No. 79 under the 1940 Act, (iii) Post-Effective Amendment No. 79 under the 1933 Act and Amendment No. 80 under the 1940 Act, (iv) Post-Effective Amendment No. 80 under the 1933 Act and Amendment No. 81 under the 1940 Act, and (v) Post-Effective Amendment No. 81 under the 1933 Act and Amendment No. 82 under the 1940 Act. Each above-mentioned Amendment to the Registration Statement was filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the 1933 Act solely for the purpose of delaying the effectiveness of Post-Effective Amendment No. 74.

No securities of the Fund were sold, or will be sold, pursuant to the Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at (617) 662-3969.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Assistant Secretary, Fifth Third Funds

Enclosures

cc:     M. Ebersbach